September 15, 2006

Mail Stop 4561

Mr. Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: Nomura Holdings, Inc.
Form 20-F for Fiscal Year Ended March 31, 2006
File No. 1-15270

Dear Mr. Koga:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

1. We note that you do not separately present costs and expenses applicable to services on your Consolidated Statements of Income. Please tell us how your current

presentation complies with Rule 5-03 of Regulation S-X. At a minimum, please specifically address why you do not separately present the following:
- Operating and non-operating income;
- Operating and non-operating expenses; and
- Costs and expenses applicable to revenues.

2. We note that you report revenues inclusive of interest and dividend income, net of interest expense. Please tell us your basis, including the authoritative guidance relied upon for this presentation given that you are not a bank holding company.

Note 3 – Financial Instruments – Derivatives Utilized for Non-Trading Purposes, page F-22

3. We note the table on page F-21 presenting fair value disclosure of derivative financial instruments used for trading purposes. Please tell us and revise future filings to disclose a similar table for your derivatives utilized for non-trading purposes. Refer to paragraph 532 of SFAS 133.

Note 4 – Private Equity Business, page F-23

Private Equity Business in Japan, page F-24

4. We note that you account for investments made by Nomura Principal Finance Co., Ltd.(NPF), a wholly owned subsidiary, at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. We further note that during the year ended March 31, 2005, you accounted for your acquisition of Millennium Retailing Group ("MRG") as business combination under SFAS 141, and that you consolidated MRG as of February 28, 2005. However, on page F-26 you state that you accounted for MRG's results on the equity method of accounting. Please clarify how you accounted for your investment in MRG in each of the two years ended March 31, 2006, until its disposal in January 2006 citing the specific accounting literature you relied upon.

5. As a related matter, we note that you present income before taxes for Millennium Retailing, Inc. ("MR"), which was sold in January 2006, in discontinued operations only for the year ended March 31, 2006. Please tell us how you determined that you were not required to report the results of operations of MR for prior periods in discontinued operations. Refer to paragraph 43 of SFAS 144.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423you have any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant